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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                                 FutureOne, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   36114M 10 8
                                 (CUSIP Number)

                             Brian Dolasinski, Esq.
                        Squire, Sanders & Dempsey L.L.P.
                        40 N. Central Avenue, Suite 2700
                                Phoenix, AZ 85004
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 6, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (2-98)
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CUSIP No.: 36114M 10 8
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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Kendall Q. Northern
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         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)
                     ...........................................................

                  (b)
                     ...........................................................
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         3.       SEC Use Only
                               .................................................

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         4.       Source of Funds (See Instructions):  PF
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         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) ............
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         6.       Citizenship or Place of Organization: United States of America
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Number of Shares     7.       Sole Voting Power: 2,105,406
Beneficially         8.       Shared Voting Power:  0
Owned by Each        9.       Sole Dispositive Power: 2,105,406
Reporting Person    10.      Shared Dispositive Power:  0
With
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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,105,406
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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) ...........
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         13.      Percent of Class Represented by Amount in Row (11):  16.1%
--------------------------------------------------------------------------------


         14.      Type of Reporting Person (See Instruction):  IN


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to shares of the common stock, $.001 par value (the "Common Stock") of FutureOne, Inc. (the "Company"). The principal executive offices of the Company are located at 4250 E. Camelback Road, Suite K-192, Phoenix, AZ 85018.


ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Kendall Q. Northern, a United States citizen. Mr. Northern's residence address is 5146 East Tamblo Drive, Phoenix, AZ 85044. Mr. Northern is not employed at this time. Mr. Northern has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mr. Northern has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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ITEMS 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Northern acquired the shares of Common Stock in a reverse merger in which World's Fare, Inc. acquired FutureOne, Inc., an Arizona corporation, effective March 30, 1998. In addition, common stock warrants were granted to Mr. Northern as compensation for services rendered when he served as the former Chief Executive Officer and President of the Company.


ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Northern holds the Common Stock described herein for investment purposes.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Northern beneficially owns an aggregate of 2,105,406 shares consisting of: (i) 1,900,000 shares of the Common Stock of the Company, of which 300,000 shares are held by Mr. Northern as custodian for his minor children, and (ii) common stock warrants to purchase 205,406 shares of the Common Stock of the Company, or approximately 16.1% of the outstanding Common Stock of the Company.

(b) Mr. Northern has the sole power to vote and to dispose of the securities so indicated.

(c) Except as set forth in Item 3, Mr. Northern has not effected any transaction in securities of the Company during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Kendall Q. Northern
--------------------------------------
Kendall Q. Northern

Dated:  December    , 1999
                 ---

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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